UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 21, 2015

uniQure N.V.

Matthew Kapusta, Chief Financial Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31-20-240-6000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of uniQure N.V. (the “Company”), dated December 18, 2015, announcing the appointment of Daniel Soland as Chief Executive Officer of the Company.

Pursuant to his employment agreement, Mr. Soland’s annual base salary will be $500,000.  He will be eligible to receive a discretionary annual bonus of up to 50% of his base salary, based on performance.  In addition, he will receive an option to purchase 800,000 ordinary shares of the Company at a purchase price equal to the closing price on the Nasdaq Global Market on December 18, 2015, which was $16.00 per share. Such option will vest over a four-year period, with one-quarter vesting on the first anniversary of the grant and the remainder vesting on a quarterly basis during the following three years.

Mr. Soland’s appointment to the Board of the Company and his equity award will be presented to the shareholders of the Company for approval at an Extraordinary General Meeting of Shareholders to be convened in the first quarter of 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: December 21, 2015	By:	/S/ MATTHEW KAPUSTA
Matthew Kapusta
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press release of uniQure N.V., dated December 18, 2015, announcing the appointment of Daniel Soland as Chief Executive Officer of the Company